SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended                                           December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to  ______________________

Commission File Number 001-36441

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Roma Bank 401(k) Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Investors Bancorp, Inc.
101 JFK Parkway
Short Hills, New Jersey 07078

Roma Bank 401 (K) Savings Plan

Financial Statements

December 31, 2013

Roma Bank 401 (K) Savings Plan

Report of Independent Registered Public Accounting Firm

Audit Committee and Participants

Roma Bank 401(k) Savings Plan

We have audited the accompanying statement of net assets in liquidation available for benefits of the Roma Bank 401(k) Savings Plan (the “Plan”) as of December 31, 2013, and the related statement of changes in net assets in liquidation available for benefits for the period November 22, 2013 to December 31, 2013.  In addition, we have audited the accompanying statement of net assets available for benefits as of December 31, 2012 and the statement of changes in net assets available for benefits for the period January 1, 2013 to November 21, 2013 and for the year ended December 31, 2012.   These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

As further discussed in Notes 2 and 5 to the financial statements, the Board of Directors of Roma Bank, the Plan’s sponsor, voted on November 21, 2013, to terminate the Plan effective December 5, 2013. In accordance with accounting principles generally accepted in the United States of America, the Plan has changed its basis of accounting from the ongoing plan basis for periods after November 21, 2013 to the liquidation basis of accounting.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets in liquidation available for benefits of the Plan as of December 31, 2013, the changes in net assets in liquidation available for benefits for the period November 22, 2013 to December 31, 2013, the net assets available for benefits as of December 31, 2012 and the changes in net assets available for benefits for the period from January 1, 2013 to November 21, 2013 and for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule H, Line 4(i) - schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”).  This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ParenteBeard LLC
Clark, New Jersey
June 19, 2014

Roma Bank 401 (K) Savings Plan
Statement of Net Assets in Liquidation Available for Benefits
As of December 31, 2013

Investments at fair value:
Investments in common collective trusts-
Sunrise Retirement Diversified Equity Fund	$ 184,197
Sunrise Retirement Diversified Income Fund	261,659
Sunrise Retirement Balanced Fund	169,462
Sunrise Retirement Balanced Equity Fund	279,092
Wells Fargo Stable Value Fund	912,800
Total investments in common collective trusts	1,807,210
Investments in mutual funds-
Columbia Mid Cap Index Fund (A)	474,039
American Beacon Large Cap Value Fund	1,093,282
Federated Kaufmann Fund (A)	-
American Europacific Growth Fund R4	430,231
Loomis Sayles Small Cap Value Fund	874,181
T. Rowe Price Blue Chip Growth Fund	1,539,330
SSGA S&P Index Fund	272,791
Pimco Total Return Fund	865,746
Total investments in mutual funds	5,549,600
Employer stock fund	2,595,760
Total investments	9,952,570
Notes receivable from participants	183,381
Total assets	10,135,951

Liabilities	-

Net assets in liquidation available for benefits at fair value	10,135,951

Adjustments from fair value to contract value for
fully benefit responsive investment contracts	(7,244)

Net assets in liquidation available for benefits	$ 10,128,707

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statement of Net Assets Available for Benefits
As of December 31, 2012

Assets
Investments at fair value:
Investments in common collective trusts-
Sunrise Retirement Diversified Equity Fund	$ 158,018
Sunrise Retirement Diversified Income Fund	503,635
Sunrise Retirement Balanced Fund	166,672
Sunrise Retirement Balanced Equity Fund	223,139
Wells Fargo Stable Value Fund	1,041,784
Total investments in common collective trusts	2,093,248
Investments in mutual funds-
Columbia Mid Cap Index Fund (A)	376,237
American Beacon Large Cap Value Fund	898,887
Federated Kaufmann Fund (A)	97,885
American Europacific Growth Fund R4	395,029
Loomis Sayles Small Cap Value Fund	620,130
T. Rowe Price Blue Chip Growth Fund	1,269,830
SSGA S&P Index Fund	230,809
Pimco Total Return Fund	993,617
Total investments in mutual funds	4,882,424
Employer stock fund	2,266,624
Total investments	9,242,296
Notes receivable from participants	250,737
Total assets	9,493,033

Liabilities
Excess participant contribution payable	7,412

Net assets available for benefits at fair value	9,485,621

Adjustments from fair value to contract value for
fully benefit responsive investment contracts	(29,360)

Net assets available for benefits	$ 9,456,261

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statement of Changes in Net Assets in Liquidation Available for Benefits

2013
November 22-December 31,
Investment Income:
Interest and dividends	$ 114,106
Net appreciation in fair value of investments	256,699

Total investment income	370,805

Less: investment expenses	1,093

Net investment income	369,712

Interest income on notes receivable from participants	700

Contributions and transfers
Participants	34,634
Employer	14,359

Total contributions and transfers	48,993

Total additions	419,405

Deductions:
Benefits paid to participants	35,833
Administrative expenses	70

Total deductions	35,903

Net increase in net assets in liquidation available for benefits	383,502

Net assets available for benefits – beginning	9,745,205

Net assets in liquidation available for benefits – ending	$ 10,128,707

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Statement of Changes in Net Assets Available for Benefits

	2013	2012
	January 1-November 21
Investment Income:
Interest and dividends	$ 28,431	$ 145,111
Net appreciation in fair value of investments	1,954,299	1,428,789

Total investment income	1,984,730	1,573,900

Less: investment expenses	12,022	11,575

Net investment income	1,970,708	1,562,325

Interest income on notes receivable from participants	7,701	8,496

Contributions and transfers
Participants	451,457	506,175
Employer	165,136	200,926

Total contributions and transfers	616,593	707,101

Total additions	2,595,002	2,277,922

Deductions:
Benefits paid to participants	2,305,288	607,858
Administrative expenses	770	1,680

Total deductions	2,306,058	609,538

Net increase in net assets available for benefits	288,944	1,668,384

Net assets available for benefits – beginning	9,456,261	7,787,877

Net assets available for benefits – ending	$ 9,745,205	$ 9,456,261

The accompanying notes are an integral part of these financial statements

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

1. DESCRIPTION OF THE PLAN

The following brief description of the provisions of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

Eligibility

Roma Bank 401(K) Savings Plan is a voluntary defined contribution plan which covers all eligible employees who have elected to participate. All employees were eligible to participate in the Plan after performance of 1,000 hours of service in a 12-consecutive-month period and attainment of the age of 21. The participant became eligible the first day of the payroll period following the eligibility month. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On November 21, 2013, the Board of Directors of Roma Bank resolved to terminate the Plan, and therefore authorized the plan sponsor to take all actions necessary in connection with the termination.

Contributions

Roma Bank (“Employer Company”) had voluntarily agreed to contribute 50% of the first 6% of compensation contributed by participating employees as a matching Employer Contribution. A participant could also elect to contribute voluntarily up to 25% of his or her salary, subject to applicable limits established in the Internal Revenue Code, which was be matched by the Employer Company beyond the extent noted above. Compensation included total remuneration paid including wages, overtime and commissions.

Participant Accounts

Each participant’s account was credited with the participant’s contributions, plan earnings (including appreciation or depreciation of Plan Assets) and an allocation of the Employer Company’s contribution. Allocations were based on participant earnings or account balances, as defined. The benefit to which a participant is entitled was the benefit that can be provided from the participant’s account. Loan and disbursement processing fees were charged to the respective participant accounts. Other administrative expenses were allocated based on transactions made.

Vesting

Participants were 100% vested immediately in the employee’s contribution and rollover contributions and actual earnings thereon. Employer contributions and actual earning, thereon, vested 20% a year over a five-year period. Effective December 5, 2013, the Plan was terminated and all participants became 100% vested.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Retirement, Disability and Pre-retirement Death Benefits

Upon termination of employment, a participant could leave his or her account with the Plan and defer commencement of receipt of his or her vested balance until April 1 of the calendar year following the calendar year in which he or she attains age 70½, except to the extent that the vested account balance as of the date of termination is less than $1,000, in which case the interest in the Plan will be cashed out. Participants may make withdrawals from their accounts at any time after terminating employment and may continue to change investment instructions with respect to their remaining account balance and make withdrawals. Participants could elect, in lieu of a lump sum payment, to be paid in annual installments with the right to take a lump sum of the vested balance of their account at any time during such payment period. Normal retirement age is 65.

If a participant is disabled in accordance with the definition of disability under the Plan, he or she was entitled to the same withdrawal rights as if terminating employment.

Upon death, the value of a participant’s account was payable to his or her beneficiary. This payment was made in the form of a lump sum, unless the payment would exceed $500 and the participant had elected prior to death that the payment be made in annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary). If such an election was not in effect at the time of death, the beneficiary could elect to receive the benefit in form of annual installments over a period not to exceed 5 years (10 years if a spouse is the beneficiary) or make withdrawals as often as once per year, except that any balance remaining must be withdrawn by the 5th anniversary (10th anniversary if a spouse is the beneficiary) of the participant’s death.

There were no distributions due participants as of December 31, 2013 and 2012.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. In accordance with the Plan, the minimum amount a participant could borrow is $1,000. The maximum amount the participant could borrow is the lesser of (i) $50,000 or (ii) one-half (1/2) of the vested balance of the participant’s account. Interest rates charged on participant loans range between 4.25% and 9.25%. Participant loan balances at December 31, 2013 and 2012, totaled $183,381 and $250,737, respectively.

Forfeited Accounts

At December 31, 2013 and 2012 forfeited non-vested accounts totaled $-0- and $5,519, respectively.  Forfeitures of employer matching non-vested accounts were used to pay future plan contributions. In 2013 and 2012, the Company contributions were reduced by $11,932 and $219, respectively from forfeited non-vested accounts.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Investment Options (Unaudited)

Participants directed that contributions be invested in any one, or combination, of the following investment options during 2013 and 2012:

    A.    Common Collective Trusts:

1.
Wells Fargo Stable Value Fund – The Fund seeks safety of principal and consistency of returns with minimal volatility. The Fund invests in financial instruments issued by highly rated companies.  These include guaranteed investment contracts (GICs), security backed contracts (synthetic GICs) and cash equivalents. The fund is for conservative investors seeking more income than money market funds without the price fluctuation of stock or bond funds.

2.
Sunrise Retirement Diversified Income Fund – The Fund targets 25% of its assets in a diversified mix of equity mutual funds and 75% in fixed income mutual funds.  The equity allocation includes mutual funds that invest in U.S. large cap and small cap equity securities.  The fixed income exposure will be invested in intermediate and short term fixed income, as well as money market mutual funds.

3.
Sunrise Retirement Balanced Fund – The Fund targets 55% of its assets in a diversified mix of equity mutual funds and 45% in fixed income mutual funds.  The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities.  The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund’s strategic asset class targets include: 30% U.S. large cap equity; 15% U.S. mid/small cap equity; 10% non U.S. equity; 42% fixed income; and, 3% cash equivalents.

4.
Sunrise Retirement Balanced Equity Fund – The Fund targets 70% of its assets in a diversified mix of equity mutual funds and 30% in fixed income mutual funds.  The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities.  The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund’s strategic asset class targets include: 35% U.S. large cap equity; 22% U.S. mid/small cap equity; 13% non U.S. equity; 27% fixed income; and, 3% cash equivalents.

5.
Sunrise Retirement Diversified Equity Fund – The Fund targets 85% of its assets in a diversified mix of equity mutual funds and 15% in fixed income mutual funds.  The equity allocation includes mutual funds that invest in U.S. large cap, mid cap and small cap equity securities, as well as non U.S. equity securities.  The fixed income exposure will be invested in intermediate term fixed income and money market mutual funds. This Fund’s strategic asset class targets include: 40% U.S. large-cap equity; 28% U.S. mid/small cap equity; 17% non U.S. equity; 12% fixed income; and 3% cash equivalents.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

B.	Mutual Funds:

1.
American Europacific Growth Fund R4 –The Fund seeks long term growth of capital.  The Fund normally invests in common stocks of issuers in Europe and the Pacific Basin.  A portion of assets may be invested in securities of companies in countries with developing economies and/or markets.

2.
PIMCO Total Return Fund  – The Fund seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Fund invests, under normal circumstances, primarily in a diversified portfolio of fixed income instruments of varying maturities. The Fund may be appropriate for

investors whose goals include greater stability of principal or higher current         income than can be expected from investing in common stocks.

3.
SSGA S&P Index Fund – The Fund seeks to replicate the total return of the S&P 500 Index.  The Fund invests primarily in stocks in the Index in proportion to their weightings in the Index.  The Fund may be appropriate for investors with a long-term investment horizon.

4.
T. Rowe Price Blue Chip Growth Fund  – The Fund seeks to provide long-term capital growth.  Income is a secondary objective.  The Fund invests primarily in the common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries.  The Fund may be appropriate for investors with a long-term investment horizon.

                           6.   American Beacon Large Cap Value Fund - The Fund seeks long-term capital appreciation and current income. The Fund invests in equity securities of large market capitalization U.S. companies that appear to possess above-average earnings growth potential and dividend yields, as well as below-average price to earnings and price to book value ratios. The Fund may be appropriate for investors with a long-term investment horizon.

                           7.  Federated Kaufmann Fund (A) - The Fund seeks capital appreciation by investing primarily in stocks of small and medium sized companies that are traded on national security exchanges, NASDAQ and on  the over-the-counter market. Up to 30% of its net assets may be invested in foreign securities. The Fund may be appropriate for investors with a long-term investment horizon.
8.
Loomis Sayles Small Cap Value Fund - The Fund seeks long-term capital growth by investing primarily in equity securities of companies with market capitalizations that fall within the capitalization range of the Russell 2000 Index.  The Fund may be appropriate for investors with a long-term investment horizon who are willing to accept the risks of investing in stocks and the additional risks associated with investing in small companies.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

9.
Columbia Mid Cap Index Fund (A) - The Fund seeks total return before fees and expenses that corresponds to the total return of the Standard & Poor’s (S&P) MidCap 400 Index. The fund normally invests at least 80% of its net assets in common stocks that comprise the S&P MidCap 400 Index. The fund may invest in derivatives, consisting of stock index futures or options, as substitutes for the underlying securities in the S&P MidCap 400 Index.

C.	Employer Stock Fund. The Employer Stock Fund consists primarily of Roma Financial Corp. common stock, the parent of the Employer Company.

Valuation of Account

The Plan uses a unit system for valuing each Investment Fund. Under this system, units represent each participant’s share in any Investment Fund. The unit value is determined as of the close of business each regular business day (daily valuation).

2.  SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

As a result of the decision on November 21, 2013 to terminate the Plan effective

December 5, 2013, and in accordance with accounting principles generally accepted in the United States of America, the Plan revalued its net assets available for plan benefits to their liquidation value. The accompanying statement of net assets in liquidation available for benefits as of December 31, 2013, and statement of changes in net assets in liquidation available for benefits for the period November 22, 2013 to December 31, 2013 are presented on that basis.

For periods before the decision to terminate was made, the financial statements were prepared using the on-going basis of accounting. The accompanying statement of net assets available for benefits as of December 31, 2012 and the statement of changes in net assets available for benefits for the year then ended and for the period January 1, 2013 to November 21, 2013 are presented on that basis.

There were no material changes to the financial statements as a result of this change in accounting.

As described in Accounting Standards Codification Topic 962 Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. The plan invests in investment contracts through common/collective trust funds. The contract values for these common/collective trust funds are based on the net asset value of the fund as reported by the investment advisor. As required by the FSP, the Statement of Net Assets Available for Benefits present the fair value of the investment in the common/collective trust fund as well as the adjustment of the investment in the common/collective trust fund from fair value to contract value relating to fully benefit responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value.  See Note 8 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents.

These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported and expenses during the reporting period. Actual results could differ from those estimates.

Payments of Benefits

Benefit payments are recorded when paid.

Administrative Costs

 Administrative costs of the plan are absorbed by Roma Bank, the Plan Sponsor.

3.  RELATED PARTY TRANSACTIONS

The plan owns shares of Roma Financial Corporation common stock. The Employer Company pays for fees for benefit consulting, accounting and other administrative services.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

Certain administrative functions of the Plan are performed by officers or employees of the Employer Company. No such officer or employee receives compensation from the Plan. The President and CEO of Pentegra is a member of the Board of Directors of Roma Bank and Roma Financial Corporation. The director retired from his position at Pentegra in late 2013.  The director is considered independent by NASDAQ and the Securities and Exchange Commission.

4. INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets available for benefits consist of the following at December 31, 2013 and 2012:

	2013	2012

Sunrise Retirement Diversified Income Fund	$ *	$ 503,653
Wells Fargo Stable Value Fund	912,800	1,041,784
Roma Financial Corp., common stock fund	2,595,760	2,266,624
T. Rowe Price Blue Chip Growth Fund	1,539,330	1,269,830
Pimco Total Return Fund	865,746	993,617
American Beacon Large Cap Value Fund	1,093,282	898,887
Loomis Sayles Small Cap Value Fund	874,181	620,130

*Investments are less than 5% of net assets at the indicated date.

The net appreciation in the fair value of investments (including gains and losses on investments brought, sold and held during the year) for each significant class of investment consists of the following of the years ended December 31:

	2013	2012
Common/Collective Trusts	$ 184,883	$ 122,197
Mutual Funds	1,101,305	544,524
Employer Stock Fund	924,810	762,068
Total	$ 2,210,998	$ 1,428,789

Any interest and dividend income from the underlying assets of the common/collective trust funds are included in net appreciation for the common/collective trusts.

5.  PLAN TERMINATION

The Employer Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. On December 19, 2012, Roma Financial Corporation entered into a material definitive agreement to merge the Company. Pursuant to the terms of the agreement, the Plan management will resolve to terminate the Plan immediately preceding legal day one of the merger. On November 21, 2013, the Board of Roma Bank, the Plan sponsor, voted to terminate the Plan immediately prior to the merger date of December 5, 2013. Distributions to participants began in the first quarter of 2014.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

6.  INCOME TAX STATUS

The Plan is operating under a prototype non-standardized 401(K) profit sharing plan prepared by Pentegra Services, Inc. The prototype plan obtained its latest determination letter dated March 18, 2004, in which the Internal Revenue Service stated that the prototype plan, as then designed, complied with the applicable requirements of the Internal Revenue Code.

The Plan’s administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue code. Therefore, they believe that the Plan is qualified and the related trust is tax-exempt. Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.  RISKS AND UNCERTAINTIES

The plans hold investments in Roma Financial Corporation common stock, mutual funds shares and asset allocation funds whose values are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investments and the level of uncertainties related to changes in the value of investments it is at least reasonably possible that changes in risk in the near term would materially affect investment assets reported in participant account balances and in the statement of net assets available for benefits.

8.  FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification Topic 820, Fair Value Measurement establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The Hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described below:

The Plan measures its investments at fair value on a recurring basis in accordance with accounting principles generally accepted in the United States of America.

Fair value is defined as the price that would be received to sell an asset or the price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The framework that the authoritative guidance establishes for measuring fair value includes a hierarchy used to classify the inputs used in measuring fair value.  The hierarchy prioritizes the inputs used in determining valuations into three levels.  The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

8.  FAIR VALUE MEASUREMENTS (Continued)

input that is significant to the fair value measurement.  The levels of the fair value hierarchy area are as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and, inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value.

Common/collective trusts: Valued by the trustee based on the current market values of the underlying assets of the common-collective trusts based on information reported by the investment advisor using audited financial statements of the common/collective trust funds at year end.

Common stock fund: Valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.

Mutual funds: Valued at the net asset value (“NAV”) of shares held by the plan at year end.

Stable Value Fund: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

8.  FAIR VALUE MEASUREMENTS (Continued)

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2013 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Growth	$ 3,980,832	$ -	$ -	$ 3,980,832
Fixed	865,746	-	-	865,746
International	430,231	-	-	430,231
Index	272,791	-	-	272,791
Common collective trusts	-	894,410	-	894,410
Common stock fund	-	2,595,760	-	2,595,760
Stable Value Fund	-	912,800	-	912,800
Total	$ 5,549,600	$ 4,402,970	$ -	$ 9,952,570

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2012 are as follows:

Description	(Level 1)	(Level 2)	(Level 3)	Total

Mutual funds:
Growth	$ 3,262,969	$ -	$ -	$ 3,262,969
Fixed	993,617	-	-	993,617
International	395,029	-	-	395,029
Index	230,809	-	-	230,809
Common collective trusts	-	1,051,464	-	1,051,464
Common stock fund	-	2,266,624	-	2,266,624
Stable Value Fund	-	1,041,784	-	1,041,784
Total	$4,882,424	$ 4,359,872	$ -	$ 9,242,296

Roma Bank 401 (K) Savings Plan
Notes To Financial Statements

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net increase in net assets available for benefits according to the financial statements consists of the following as of December 31, 2013 and 2012:
	2013	2012

Net assets available for benefits per
financial statements	$ 10,128,707	$ 9,456,261

Excess contribution payable	-	7,412

Net assets available for
benefits per Form 5500	$ 10,128,707	$ 9,463,673

A reconciliation of net increase in net assets available for benefits according to the financial statements consists of the following as of December 31, 2013 and 2012:
	2013	2012

Net increase in net assets available for benefits per
financial statements	$ 672,446	$ 1,668,384

Change in excess participant contribution payable	(7,412)	2,122

Net increase in net assets available for
benefits per Form 5500	$ 665,034	$ 1,670,506

10. EXCESS PARTICIPANT CONTRIBUTION PAYABLE

The Plan failed the discrimination test for the year ended December 31, 2012. Excess contributions amounting to $7,412 are recorded as liabilities in the accompanying statement of net assets available for benefits at December 31, 2012 and as a reduction of participant-directed contributions for the year ended December 31, 2012. In 2013, the Plan refunded these excess contributions to its participants.

Roma Bank 401 (K) Savings Plan
Employer Identification Number: 22-1368780
Plan Number: 007
Schedule H, Line 4i, Schedule of Assets (Held at End of Year)
December 31, 2013

(a)	Identity of Issuer or Borrower (b)	Description ( c)	Cost (d)	Fair Value (e)
*	Roma Financial Corp.	Employer stock fund	N/A	$ 2,595,760

	Common Collective Trusts:
	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Equity Fund	N/A	184,197
	TD Ameritrade Trust Co.	Sunrise Retirement Diversified Income Fund	N/A	261,659
	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Fund	N/A	169,462
	TD Ameritrade Trust Co.	Sunrise Retirement Balanced Equity Fund	N/A	279,092
	Galliard Wells Fargo	Stable Value Fund	N/A	912,800

	Mutual Funds:
	Columbia	Mid Cap Index Fund (A)	N/A	474,039
	American Beacon	Large Cap Value Fund	N/A	1,093,282
	Federated	Kaufmann Fund (A)	N/A	-
	American	Europacific Growth Fund R4	N/A	430,231
	Loomis Sayles	Small Cap Value Fund	N/A	874,181
	T. Rowe Price	Blue Chip Growth Fund	N/A	1,539,330
*	SSGA	S&P Index Fund	N/A	272,791
	Pimco	Total Return Fund	N/A	865,746

*	Participant Loans	Participant Loans, 4.25% to 9.25%	N/A	183,381

	Total			$ 10,135,951

* Party-in-interest
N/A Historical cost has not been presented since all investments are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROMA BANK
401(k) SAVINGS PLAN

Date: June 19, 2014                                                                                                                     By:                 /s/ Thomas F. Splaine, Jr.
                                                                                                                                                       Name:           Thomas F. Splaine, Jr.
                                    Title:             Senior Vice President and Chief Financial Officer
                                                          Investors Bank